EXHIBIT 10.2

FIRST AMENDMENT TO
AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT

This First Amendment to Amended and Restated Securities Purchase Agreement (this "Amendment"), dated as of June 26, 2018, is by and among Bison Capital Partners V. L.P., a Delaware limited partnership ("Bison"), on the one hand, and General Finance Corporation, a Delaware corporation ("GFN"), GFN Asia Pacific Holdings Pty Ltd. ("Holdings"), an Australian cooperation, GFN Asia Pacific Finance Pty Ltd. ("Finance"), an Australian corporation, and GFN U.S. Australia Holdings, Inc., a Delaware corporation ("GFN (US)"), on the other hand. All initially capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, Bison, GFN, Holdings, Finance, and GFN (US) entered into that certain Amended and Restated Securities Purchase Agreement dated as of September 19, 2017 (the "Purchase Agreement");

WHEREAS, Finance and certain Subsidiaries are engaging in a wind down and other transactions as contemplated in that certain Consent to Wind Up, Wind Up Actions & Wind Up Release in the form attached hereto as Exhibit A (the transactions contemplated therein, the "Wind Up"); and

WHEREAS, in connection with, and as a condition of, the Wind Up, the parties hereto desire to amend the Purchase Agreement as provided in, and subject to, this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

AGREEMENT

1. *Amendment of Section 10.2(d).* The parties hereto hereby agree that Section 10.2(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"Any Lien constituting a renewal, extension or replacement of any Deutsche Bank Lien (provided that such Liens do not, at any time, encumber any Capital Stock of any of GFN (US), Holdings, Finance, Royal Wolf Holdings or any Subsidiary of Holdings); provided, further, that the principal amount of any Indebtedness or other obligation secured by such renewal, extension or replacement Lien does not exceed the outstanding principal amount of the Indebtedness or other obligation renewed, extended or replaced."

2. *Miscellaneous.*

(a) On or after the date hereof, each reference in the Purchase Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the

Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended by this Amendment.

(b)   Except as expressly modified hereby, the Purchase Agreement remains in full force and effect. Upon the execution and delivery hereof, the Purchase Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Purchase Agreement, and this Amendment and the Purchase Agreement shall be read, taken and construed as one and the same instrument, but such amendments shall not operate to render invalid or improper any action taken prior to the date hereof under the Purchase Agreement.

(c)   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)   In all respects, including matters of construction, validity and performance, this Amendment shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof)

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Purchase Agreement to be executed as of the day and year first written above.

"PURCHASER"

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC Delaware limited liability company, its general partner



By: _____
    Name: Douglas B. Trussler
    Title: Managing Member

"GFN"

GENERAL FINANCE CORPORATION

By: _____
Name: Christopher A. Wilson
Title: General Counsel, VP & Secretary

"GFN (US)"

GFN U.S. AUSTRALASIA HOLDINGS, INC.

By: _____
    Name: Christopher A. Wilson
    Title: Secretary

"HOLDINGS"

GFN ASIA PACIFIC HOLDINGS PTY LTD.

By: _____
    Name: Christopher A. Wilson
    Title: Director

"FINANCE"

GFN ASIA PACIFIC FINANCE PTY LTD.

By: _Christopher A. Wilson_

Name: Christopher A. Wilson

Title: Director

Exhibit A

Wind Up Consent

(see attached)